Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated interim statements of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries (“the Company” ) as of December 31, 2017, the related condensed consolidated interim income statements, the statements of comprehensive income for the three month and nine months periods ended December 31, 2017 and 2016, the statements of changes in equity and cash flows for the nine months period ended December 31, 2017 and 2016, and the related notes (collectively, the “condensed consolidated interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for it to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2017, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the year then ended; and in our report dated June 19, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statements of financial position as of March 31, 2017, is fairly stated, in all material respects, in relation to the consolidated statements of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

KPMG

Hyderabad, India
February 2, 2018